SCHEDULE 14A
                                 (Rule 14a-101)
                    INFORMATION REQUIRED IN A PROXY STATEMENT
                            SCHEDULE 14A INFORMATION

           Proxy Statement Pursuant to Section 14(a) of the Securities
                      Exchange Act of 1934 (Amendment No. )

Filed by the Registrant [  ]
Filed by a Party other than the Registrant  [ X ]

Check the appropriate box:

         [    ]   Preliminary Proxy Statement
         [ X  ]   Definitive Proxy Statement
         [    ]   Definitive Additional Materials
         [    ]   Soliciting Material Pursuant to ss.240.14a-11(c)
                  or ss.240.14a-12

                        AMERICAN FILM TECHNOLOGIES, INC.
                ------------------------------------------------
                (Name of Registrant as specified in its charter)


                                  Fred S. Rudy
      --------------------------------------------------------------------
      (Name of Person(s) Filing Proxy Statement), if other than Registrant

Payment of Filing Fee (Check the appropriate box):

         [ X ]  No fee required
         [   ]  $500 per each party to the controversy pursuant to Exchange Act
                Rule 14a-6(i)(3).
         [   ]  Fee computed on table below per Exchange Act Rules 14a-6(i)
                (4) and 0-11.

                (1) Title of each class of securities to which transaction applies:
                (2)  Aggregate number of securities to which transaction
                     applies:
                (3)  Per unit price or other underlying value of transaction
                     computed pursuant to Exchange Act Rule 0-11:        (A)
                (4)  Proposed maximum aggregate value of transaction:
                (5)  Total fee paid:

         [   ]  Fee paid previously with preliminary materials.

         [   ]  Check box if any of the fee is offset as provided by
                Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                (1)  Amount Previously Paid:
                (2)  Form, Schedule or Registration Statement No.:
                (3)  Filing Party:
                (4)  Date Filed:

                                 PROXY STATEMENT

                                 OF FRED S. RUDY
                         -------------------------------

                        AMERICAN FILM TECHNOLOGIES, INC.

                   NOTICE OF POSTPONEMENT AND RESCHEDULING OF

                     THE 1999 ANNUAL MEETING OF STOCKHOLDERS

                  FROM SEPTEMBER 1, 1999 TO SEPTEMBER 13, 1999
                         -------------------------------


TO THE STOCKHOLDERS OF AMERICAN FILM TECHNOLOGIES, INC.

         Notice is hereby given to the holders of the common stock, par value $.002 per share (the "Common Stock") of American Film Technologies, Inc. (the "Company"), in connection with the solicitation of proxies by stockholder Fred
S. Rudy ("Rudy") that the 1999 Annual Meeting of the Company's stockholders originally scheduled to be held on September 1, 1999 has been postponed and rescheduled to be held on September 13, 1999 at 11:00 A.M. at the Plaza Athenee Hotel located at 37 East 64th Street, New York, New York.

         The record date for the 1999 Annual Meeting shall remain July 15, 1999 (the "Record Date"). Only stockholders of record at the close of business on the Record Date are entitled to notice of and to vote at the 1999 Annual Meeting. According to the records of StockTrans, Inc., the Company's transfer agent, there were 111,899,753 shares of Common Stock issued and outstanding as of the close of business on the Record Date and therefore entitled to vote at the Annual Meeting. Each share of Common Stock entitles the holder to one vote on each matter submitted to a vote at the Annual Meeting.

         The Proxy Statement dated August 17, 1999 that was previously mailed to you shall remain unchanged with the exception of the following additions:

         On August 25, 1999, Rudy, the Company and Messrs. Wetzler, Trager and Henningan, a majority of the Company's current independent Board of Directors, executed an agreement (the "Agreement") pursuant to which:

         1. Rudy and his associates will purchase 25,000,000 shares of the Company's Common Stock from the Company in consideration of $250,000.00 (the "Funds");

         2. A portion of the Funds will be used to meet the costs of the 1999 Annual Meeting, including the cost of printing and mailing the Company's notice of the 1999 Annual Meeting, and to pay the corporate expenses of the Company, including attorney's fees incurred by the Company in connection with the lawsuit brought by Rudy and other plaintiffs (as discussed in the Proxy Statement dated August 17, 1999, previously mailed). Expenditures of the Funds will require the signatures of both Rudy and Mr. Henningan;


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


         3. The Company's current Board of Directors will not: (i) authorize the issuance of any additional shares of the Company's Common Stock, other than the shares of the Company's Common Stock to be issued to Rudy and his associates;
(ii) increase or decrease the size of the Company's Board of Directors; (iii) agree to the appointment of a new Board of Directors; and (iv) take any steps to a file a bankruptcy petition;

         4. Neither Mr. Wetzler nor the Company's current Board of Directors will vote against or take any other action in opposition of the election of the Rudy Slate of Directors (as defined in the Proxy Statement dated August 17, 1999, previously mailed) at the 1999 Annual Meeting. In addition, Mr. Wetzler has given his irrevocable proxy to special counsel to the Company directing that his shares of the Company's Common Stock abstain from being voted or not be voted at the 1999 Annual Meeting. Mr. Wetzler is the owner of 29,191,000 shares of the Company's Common Stock;

         5. After the 1999 Annual Meeting, Rudy and the other plaintiffs in the lawsuit will dismiss their action against the Company's current independent Directors. In addition, Rudy and his associates, the Company's current independent Directors, and the Company will execute releases, releasing the Company's current independent Directors from any and all liability arising out of their conduct while acting in their capacity as Directors of the Company during their tenure on the Board of Directors; and

         6. Rudy and his associates will indemnify the Company's current independent Directors against any future claims, if any, which may arise out of the management of the Company by the Rudy Slate, if elected.

         On August 26, 1999, the parties to the Agreement, executed an amendment to the Agreement, pursuant to which the parties agreed to file a stipulation with the Delaware Court of Chancery agreeing to hold the 1999 Annual Meeting on or before September 16, 1999.

         Please be aware that this Amendment constitutes a part of the Proxy Statement dated August 17, 1999, and therefore should be read in conjunction therewith.

         If you have any questions regarding this Amendment or the Proxy Statement dated August 17, 1999, you are invited to call Fred S. Rudy at (212) 542-8209.

         Dated: August 31, 1999

                                                  FRED S. RUDY



                                                 By: /s/ Fred S. Rudy
                                                     ----------------


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







BLUE PROXY - 1999 ANNUAL MEETING OF STOCKHOLDERS OF AMERICAN FILM TECHNOLOGIES, INC.

         The undersigned hereby appoints Fred S. Rudy, a proxy with full power of substitution, proxy to vote all of the shares of Common Stock of the undersigned and with all of the powers the undersigned would possess if personally present, at the Annual Meeting of Stockholders of American Film Technologies, Inc. to be held on September 13 1999, and at all adjournments thereof, upon the matters specified below, all as more fully described in the Proxy Statement and with the discretionary powers upon all other matters which come before the meeting or any adjournment thereof.

This Proxy is solicited by Fred S. Rudy in opposition to the American Film Technologies, Inc. Board of Directors.

1. Election of the Rudy Slate of Directors - To elect the following individuals as Directors to hold office for a term of one year:
     Fred S. Rudy, Porter Bibb Anthony K. Chan, and John H. Hoagland.

             FOR ALL NOMINEES        WITHHELD FOR ALL NOMINEES

     INSTRUCTION: To withhold authority to vote for any individual, write that nominee's name in the space provided below:

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Every properly signed proxy will be voted in accordance with the specifications made thereon. If not otherwise specified, this Proxy will be voted for Proposal
1.

The undersigned hereby acknowledges receipt of a copy of the accompanying Proxy Statement and hereby revokes any proxy or proxies heretofore given.

Please mark, date, sign and mail your proxy promptly in the envelope provided.

                                               Date:          , 1999



                                              (Print name of Stockholder)



                                              (Print name of Stockholder)




                                              Signature




                                              Signature

                                              Number Shares

                              Note: Please sign exactly as name appears in the Company's records. Joint owners should each sign. When signing as attorney, executor or trustee, please give title as such.


         IF YOU HAVE ALREADY SUBMITTED A PROXY TO AMERICAN FILM TECHNOLOGIES, INC. FOR THE ANNUAL MEETING, YOU MAY CHANGE YOUR VOTE TO A VOTE FOR THE FRED S. RUDY PROPOSAL BY MARKING, SIGNING, DATING AND RETURNING THIS BLUE PROXY CARD BEFORE THE ANNUAL MEETING, WHICH MUST BE DATED AFTER ANY PROXY WHICH YOU MAY HAVE SUBMITTED TO AMERICAN FILM TECHNOLOGIES, INC. ONLY YOUR LATEST DATED PROXY FRO THE ANNUAL MEETING WILL COUNT AT SUCH MEETING.